FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2018

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 1 August 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	2 July 2018	entitled	‘Transaction in own securities’
Exhibit	99.2	Stock Exchange announcement dated	9 July 2018	entitled	‘Transaction in own securities’
Exhibit	99.3	Stock Exchange announcement dated	16 July 2018	entitled	‘Transaction in own securities’
Exhibit	99.4	Stock Exchange announcement dated	23 July 2018	entitled	‘Transaction in own securities’
Exhibit	99.5	Stock Exchange announcement dated	30 July 2018	entitled	‘Transaction in own securities’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

2 July 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 25 June 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:                                             25 June -29 June 2018

Number of ordinary shares purchased:              2,651,003

Highest price paid per share:                              EUR 48.1650

Lowest price paid per share:                               EUR 47.0800

Volume weighted average price paid per share: EUR 47.4245

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information

Monday 25 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.4282	659,007
BATS	47.4438	34,333
Chi-X	47.4011	180,000
Turquoise	47.3625	80,000
Tuesday 26 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)

Euronext Amsterdam	47.3567	700,387
BATS	47.3408	181,522
Chi-X	47.3518	137,425
Turquoise	47.3236	80,420

Wednesday 27 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.2700	16,503
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 28 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.4251	383,330
BATS	47.2967	2,530
Chi-X	47.3402	15,546
Turquoise	---	---

Friday 29 June 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.9292	180,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

9 July 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 2 July 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   02 July - 06 July 2018

Number of ordinary shares purchased:    811,938

Highest price paid per share:       EUR 48.4250

Lowest price paid per share:EUR 47.3450

Volume weighted average price paid per share:EUR 47.8242

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information

Monday 02 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.5483	274,738
BATS	47.4089	40,499
Chi-X	47.4026	25,654
Turquoise	47.3871	12,615

Tuesday 03 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.7380	67,432
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 04 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.2804	135,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 05 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.0306	128,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 06 July 2018

Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.0329	128,000
BATS	---	---
Chi-X	---	---
Turquoise	--	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

16 July 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 9 July 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   09 July - 13 July 2018

Number of ordinary shares purchased:    1,141,150

Highest price paid per share:       EUR 48.2200

Lowest price paid per share:EUR 47.5300

Volume weighted average price paid per share:EUR 47.8220

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 8 May 2018, as announced on that date.

Aggregated information

Monday 09 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.9893	127,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 10 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.8172	128,000
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 11 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.6749	258,028
BATS	47.6123	36,342
Chi-X	47.6092	37,039
Turquoise	47.6131	15,614

Thursday 12 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.7208	259,245
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 13 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.0448	279,882
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.4:

TRANSACTIONS IN OWN SECURITIES

23 July 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 16 July 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   16 July - 20 July 2018

Number of ordinary shares purchased:    1,220,000

Highest price paid per share:       EUR 49.8750

Lowest price paid per share:EUR 49.1050

Volume weighted average price paid per share:EUR 49.5385

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 16 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 17 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 18 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)

Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 19 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 20 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.5415	750,000
BATS	49.5363	200,000
Chi-X	49.5312	190,000
Turquoise	49.5338	80,000

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.5:

TRANSACTIONS IN OWN SECURITIES

30 July 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 23 July 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   23 July - 27 July 2018

Number of ordinary shares purchased:    5,373,483

Highest price paid per share:       EUR 49.5350

Lowest price paid per share:EUR 48.6200

Volume weighted average price paid per share:EUR 49.0081

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 23 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.2998	859,850
BATS	49.2983	180,593
Chi-X	49.2891	188,583
Turquoise	49.2833	65,963

Tuesday 24 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.8862	786,961
BATS	48.8860	210,000
Chi-X	48.8824	205,000
Turquoise	48.8714	62,453

Wednesday 25 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.9291	505,813
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 26 July 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.9080	897,798
BATS	48.8792	236,847
Chi-X	48.8839	167,512
Turquoise	48.8825	94,962

Friday 27 July 2018

Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.9949	850,000
BATS	48.7733	61,148
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com